Mail Stop 4561
                                                           February 22, 2018


Kim Southworth
President
Gold Standard Mining Company
226 North Cottonwood Drive
Gilbert, Arizona 85234

       Re:    Gold Standard Mining Company
              Post-Effective Amendment 2 to Form S-1
              Filed January 31, 2018
              File No. 333-217635

Dear Mr. Southworth:

       We have reviewed your post-effective amendment and response letter dated January 31,
2018, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

General

1. Please include updated financial statements and related financial information for both companies in your next amendment to the registration statement as required by Rule 8-08 of Regulation S-X.

 2. We note the revised disclosure provided in response to prior comment 1. Throughout the filing, please clarify the assets and rights acquired by Seven Hundred Seventy 7, Inc.
       ("777"), and disclose the date of and counterparty to each agreement with 777 that you reference. In this regard, disclosure on page 3 states that 777 has entered into "an agreement to lease certain mining property from Mountain Mining, Inc. known as the
       Mohave Wash Mining Claims," whereas the disclosure added on page 21 states that the company has "acquired" (instead of leased) "certain mining assets, including certain real
 Kim Southworth
Gold Standard Mining Company
February 22, 2018
Page 2

       estate property known as Deluge Wash Mining Claims, comprised of 31.62 acres in
       Mohave County, AZ." Please clarify whether 777 leases or owns the subject property and assets, and revise to provide a sufficiently detailed description of such property and assets, including the "certain mining assets."

3. We again refer to your response to prior comment 1. Please explain more clearly how you concluded that the value of 777's option to purchase certain property exceeds 80% of the maximum offering price of your Rule 419 offering, or $96,000, as your response indicates. Provide supporting calculations in your response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or me at (202) 551-
3483 with any other questions.


                                                            Sincerely,

                                                            /s/ Katherine Wray

                                                            Katherine Wray
                                                            Attorney-Advisor
                                                            Office of
Information Technology
                                                            and Services

cc: Elaine Dowling